UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on December 13, 2024

DATE, TIME AND PLACE: On December 13, 2024, at 9 a.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary.

AGENDA: To resolve on the exoneration of Messrs. Adriana Marques Lourenço de Almeida, Murilo Setti Riedel, Rogério Magno Panca and Sandro Rogério da Silva Gamba, all Officers without specific designation of the Company.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors by unanimously approved the exoneration of the Company's Officer without specific designation Messrs. Adriana Marques Lourenço de Almeida, Brazilian, divorced, business administrator, holder of the Identity Card RG nº 24.833.129-2 SSP-SP, registered with the CPF/MF under nº 183.551.068-06; Murilo Setti Riedel, Brazilian, married, administrator, holder of the Identity Card RG nº. 11.794.049-5 SSP-SP, registered in the CPF/MF under the nº. 064.452.198-88; Rogério Magno Panca, Brazilian, married, economist, holder of the Identity Card RG 19.378.856-1SSP/SP, registered with the CPF/MF under No. 085.035.618-08; e Sandro Rogério da Silva Gamba, Brazilian, married, engineer, holder of the RG Identity Card No. 24885811- SSP / SP, registered with the CPF/MF under No. 153.803.238-47.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. José Antonio Alvarez Alvarez – Vice Chairman; and Messrs. Deborah Patricia Wright, Ede Ilson Viani, Javier Maldonado Trinchant, José de Paiva Ferreira, Marília Artimonte Rocca, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, December 13, 2024.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 13, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer